Cano Health, Inc.

9725 NW 117th Avenue

Miami, FL 33178

September 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama

Re:	Cano Health, Inc.

Acceleration Request for Registration Statement on Form S-3 filed September 2, 2022

File No. 333-267252

Requested Date:	September 9, 2022
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cano Health, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 9, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. Once the Registration Statement is effective, please orally confirm the event with our outside counsel by calling Audrey S. Leigh at (212) 459-7392.

If you have any questions regarding this request, please contact Audrey S. Leigh of Goodwin Procter LLP at (212) 459-7392.

Sincerely,

Cano Health, Inc.

/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez Chief Executive Officer

cc:	David Armstrong, General Counsel, Cano Health, Inc.

Audrey S. Leigh, Goodwin Procter LLP